                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                Selfcare, Inc.
                                (Name of Issuer)


                      Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   00081631R1
                                 (CUSIP Number)

                                 Ronan O'Caoimh
                               Trinity Biotech plc
                                   3 Rock Road
                           Sandyford Industrial Estate
                               Dublin 18, Ireland
                              (011) 353 1 2955111
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which in the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [x].

 .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class Of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided In a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               Page 1 of 12 Pages

CUSIP NO. 00081631R1                      13D                Page 2 of 12 Pages
          ----------


- ------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Flambelle Limited
- ------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                              (a)  [x]


                                                              (b)  [ ]


- ------------------------------------------------------------------------------
3.  SEC USE ONLY


- ------------------------------------------------------------------------------
4.  SOURCE OF FUNDS


                        AF, 00
- ------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)  [ ]



- ------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           Ireland
- ------------------------------------------------------------------------------
                       7.  SOLE VOTING POWER
      NUMBER OF
                           0 shares
       SHARES              _________________________________
    BENEFICIALLY       8.  SHARED VOTING POWER
      OWNED BY
                           778,622 shares
       EACH                ________________________________
     REPORTING         9.  SOLE DISPOSITIVE POWER
      PERSON
                           0 shares
       WITH                ________________________________
                      10.  SHARED DISPOSITIVE POWER

                           778,622 shares
- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 778,622 shares
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 11.8%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                                 CO
- -------------------------------------------------------------------------------

CUSIP NO. 00081631 R1                13D                     Page 3 of 12 Pages
          -----------


- ------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Trinity Biotech plc
- ------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                   (a)  [x]


                                                   (b)  [ ]


- ------------------------------------------------------------------------------
3.  SEC USE ONLY

- ------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

                                 WC, 00
- ------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)  [ ]



- ------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Ireland
- ------------------------------------------------------------------------------
                      7. SOLE VOTING POWER
      NUMBER OF
                         21,000 shares
       SHARES            ________________________________________
    BENEFICIALLY      8. SHARED VOTING POWER
     OWNED BY
                         778,622 shares
       EACH              ________________________________________
     REPORTING        9. SOLE DISPOSITIVE POWER
      PERSON
                         21,000 shares
        WITH             ________________________________________
                     10. SHARED DISPOSITIVE POWER

                         778,622 shares
- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 799,622 shares
- ------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
- ------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 12.1%
- ------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                                 CO
- ------------------------------------------------------------------------------

Item 1.  Security and Issuer                              Page 4 of 12 Pages


         This statement relates to the shares ("Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of Selfcare, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 Prospect Street, Waltham, Massachusetts, 02154.


Item 2. Identity and Background

         This statement is being filed on behalf of Trinity Biotech plc ("Trinity") and its wholly-owned subsidiary, Flambelle Limited ("Flambelle").

         Certain of the Shares of Common Stock of the Company beneficially owned by Flambelle and Trinity and reported herein are owned directly by Eastcourt Limited, a company incorporated in England and Wales ("Eastcourt"). Eastcourt is 50% owned by Flambelle and 50% by Enviromed plc ("Enviromed"). Eastcourt has advised Trinity and Flambelle that it will be filing a separate Schedule 13D (the "Eastcourt 13D") on or about the date hereof which may be consulted for further information regarding Eastcourt and Enviromed.

               (A) Trinity Biotech plc

               Trinity is incorporated in the Republic of Ireland. Its principal business is to acquire, develop and market diagnostic tests for the detection of infectious diseases and medical conditions. The address of Trinity's principal office and business is:

                       Three Rock Road
                       Sandyford
                       Industrial Estate
                       Dublin 18
                       Republic of Ireland.

               Trinity has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               Attached as Schedule A and incorporated by reference herein is a table setting forth the name, business address, present principal occupation and employer, and citizenship of each

                                                              Page 5 of 12 Pages


               person who is a director or executive officer of Trinity. None of the persons listed on Schedule A has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state (or any foreign) securities laws or finding any violations with respect to such laws.

               (2)  Flambelle Limited

               Flambelle is incorporated in Ireland. Its principal business is to hold the shares of Eastcourt and to hold shares of the Company in trust for two beneficiaries, Trinity, and East Ridge Foundation, a Liechtenstein trust foundation ("East Ridge"). Neither Trinity, any subsidiaries of Trinity, nor any officers or directors of Trinity or its subsidiaries are officers, directors or stockholders of, or otherwise affiliated with, East Ridge. The address of Flambelle's principal office and business is:

                       15/16 Fitzwilliam Place
                       Dublin 2
                       Republic of Ireland

               Flambelle has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               Attached as Schedule B and incorporated by reference herein is a table setting forth the name, business address, present principal occupation and employer, and citizenship of each person who is a director or executive officer of Flambelle. None of the persons listed on Schedule B has during the last five years been convicted n criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state (or any foreign) securities laws or finding any violations with respect to such laws.

                                                              Page 6 of 12 Pages

Item 3. Source and Amount of Funds or Other Consideration

               Flambelle purchased 389,311 of the Shares reported herein (the "Flambelle Selfcare Shares") on August 28, 1996 directly from Enviromed in a private transaction for an aggregate purchase price of (pound sterling)500,000. The source of the funds was as follows: (i) (pound sterling)426,069 provided by TBI which amount was loaned to TBI from Trinity out of its working capital; (ii) (pound sterling)73,931 provided by East Ridge.

               Eastcourt purchased 389,311 Shares reported herein (the "Eastcourt Selfcare Shares") on August 28, 1996 from Enviromed in a private transaction for an aggregate purchase price of (pound sterling)500,000. Eastcourt secured an interest free loan of (pound sterling)500,000 from Flambelle to fund the purchase. The loan is due and payable upon the earlier of
(a) the termination of the "Agreement" or (b) the exercise of the "Enviromed Call Option" (as such terms are defined below). The source of the funds received by Flambelle was as follows: (i) (pound sterling)426,069 provided by Trinity from its working capital and (pound sterling) 73,931 provided by East Ridge.

               On August 6, 1996, Trinity purchased 21,000 shares of the Company on the open market for an aggregate price of $178,500 which funds were from the working capital of Trinity.


Item 4. Purpose of Transaction

               Trinity and Flambelle have acquired their interest in the Flambelle Selfcare Shares and the Eastcourt Selfcare Shares for investment purposes for the benefit of Trinity and Cambridge. Flambelle and Trinity may dispose of some or all of Flambelle Selfcare Shares, and subject to their arrangements with Eastcourt and Enviromed, the Eastcourt Selfcare Shares, at such time as they see fit, depending on, among other things, the status of a dispute with the Company regarding the ownership of such Shares, the ability of Flambelle to sell its Shares under Rule 144 or pursuant to other exemptions, under the Securities Act of 1933, price and general market conditions.

               Except as set forth above, neither Trinity nor Flambelle (nor, to the knowledge of Trinity and Flambelle, any of the persons listed on Schedules A or B) has any plans or proposals to take any action which relates to or may result in any of the items referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                                                              Page 7 of 12 Pages


Item 5. Interest in Securities of the issuer

               As of the date hereof, Flambelle beneficially owns 778,622 Shares, representing approximately 11.8% of the outstanding Shares of the Company. Pursuant to the arrangements described in Item 6, Flambelle may be deemed to share the power to vote and dispose of the 389,311 Eastcourt Selfcare Shares with Enviromed, Eastcourt and Trinity. In addition, based on an arrangement between Flambelle and Trinity that voting and investment decisions regarding the Flambelle Selfcare Shares will be made by Flambelle at the direction of the Board of Directors of Trinity, Flambelle may be deemed to share the power to vote and dispose of the 389,311 Flambelle Selfcare Shares with Trinity.

               As of the date hereof, Trinity may be deemed to beneficially own 799,622 Shares of the Company, representing approximately 12.1% of the Shares of the Company. Pursuant to its arrangements with Flambelle, Trinity may be deemed to share the power to vote and dispose of the 389,311 Flambelle Selfcare Shares with Flambelle, and pursuant to the arrangements described in Item 6, may be deemed to share the power to vote and dispose of the 389,311 Eastcourt Selfcare Shares with Flambelle, Eastcourt and Enviromed.

               Except as described in this Item 5 and in Items 3 and 6, Trinity and Flambelle have not engaged in any transactions in the Shares in the last 60 days.

               To Trinity and Flambelle's knowledge, none of the persons listed on Schedules A and B beneficially own any Shares or have engaged in any transactions in the Shares in the last 60 days, except for Mr. Ronan O'Caoimh, who beneficially owns 4,000 Shares, which he acquired on or about August 6, 1996 at a price of $8.50 per Share and Mr. James Walsh, who beneficially owns 71,185 Shares, which were acquired as follows: (i) 27,300 Shares purchased on December 19, 1995 at a price of $2.52 per Share; (ii) 5,800 Shares purchased on August 6, 1996 at a price of $8.50 per Share; and (iii) 38,085 shares received upon August 6, 1996 upon exercise of warrants issued in connection with a loan of $100,000 by Mr. Walsh to the Issuer.

               Until such time as one of the Options (as defined below) is exercised, Trinity and/or Flambelle will share with Eastcourt and Enviromed the right to receive or the power to direct the receipt of dividends or the proceeds of the sale of the Eastcourt Selfcare Shares.

               All statements contained herein regarding percentages of the outstanding Shares are based on the amount of Shares outstanding

                                                              Page 8 of 12 Pages


shown in the Company's recent Registration Statement on Form SB-2 (SEC Registration No. 333-4830 NY, declared effective on August 5, 1996). For purposes hereof, it has been assumed that the underwriters over-allotment option described therein was not exercised.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               On August 28, 1996, Enviromed, Eastcourt, Trinity and Flambelle entered into an Agreement Relating to Shares in Selfcare, Inc. (the "Agreement"), pursuant to which Enviromed sold (a) the Eastcourt Selfcare Shares to Eastcourt and (b) the Flambelle Selfcare Shares to Flambelle.

               Pursuant to Section 4.1 of the Agreement, each of Enviromed and Flambelle has the right to appoint one person to Eastcourt's two-person board of directors. As a result, the consent of both of Enviromed and Flambelle it required before Eastcourt can dispose of any of the Eastcourt Selfcare Shares.

               Pursuant to Clause 4.2 of the Agreement, Trinity and Flambelle have the power to direct the voting of the Eastcourt Selfcare Shares; provided, however, that Enviromed shall be able to direct the voting of the Eastcourt Selfcare Shares in relation to resolutions of the shareholders of the Company which relate to or may affect the "Enviromed Share Rights" (defined in Clause
1.1 of the Agreement to include Enviromed's rights of ownership in the Shares sold pursuant to the Agreement, and all related rights) or Enviromed (other than by reason of its interest in the Shares sold pursuant to the Agreement).

               Pursuant to the Agreement, Flambelle and Enviromed granted each other certain options (the "Options") with respect to their shares in Eastcourt, as follows:

                             - Pursuant to Clause 5.1, Flambelle granted
               Enviromed a call option (the "Enviromed Call Option") to purchase Flambelle's 50% of the outstanding shares of Eastcourt. The exercise price for the Enviromed Call Option is (pound sterling) 50, provided that, within 60 days of the purchase, Enviromed must also procure that Eastcourt repays the Trinity Loan.

                             - Pursuant to Clause 6.1, Flambelle granted
               Enviromed a put option (the "Enviromed Put Option") entitling Enviromed to require Flambelle to purchase Enviromed's 50% of the outstanding shares of Eastcourt for a purchase price of (pound)50.

                                                              Page 9 of 12 Pages

                             - Pursuant to Clause 6.5, Enviromed granted
               Flambelle a call option (the "Flambelle Call Option") to purchase Enviromed's 50% of the outstanding shares of Eastcourt. The Flambelle Call Option does not become exercisable unless and until both the Enviromed Call Option and the Enviromed Put Option have expired unexercised. The exercise price for the Flambelle Call Option is (pound sterling)50.

                             - Pursuant to Clause 7.3 (among others) of the
               Agreement, the parties agreed to cooperate in connection with certain existing and potential litigation with the Company regarding the Enviromed Share Rights.

                             - Pursuant to Clause 7.9 of the Agreement,
               Enviromed may direct the voting of the Flambelle Selfcare Shares under the circumstances in which it is entitled to direct the voting of the Eastcourt Selfcare Shares.


               Flambelle holds the Flambelle Selfcare Shares and its interest in Eastcourt in trust for the benefit of Trinity and East Ridge. All income, gain or loss derived from the Flambelle Selfcare Shares or Flambelle's interest in Eastcourt is to be shared by Trinity and Eastridge.


Item 7. Material to Be Filed as Exhibits

               (1)  The Agreement

                                                             Page 10 of 12 Pages


                                    SIGNATURE


                             After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 6, 1996




                                       TRINITY BIOTECH PLC



                                       BY: /s/ Ronan O'Caoimh
                                          ------------------------------
                                          Name: Ronan O'Caoimh
                                          Title: Chief Executive Officer



                                       FLAMBELLE LIMITED



                                       BY: /s/ Ronan O'Caoimh
                                          ------------------------------
                                          Name: Ronan O'Caoimh
                                          Title: President

                                                             Page 11 of 12 Pages
                                   SCHEDULE A


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               TRINITY BIOTECH PLC


                                                   Principal Occupation
                                                   Name and Address
Name and Title                  Citizenship        of Employer


Ronan O'Caoimh                  Irish              Chief Executive Officer
Chairman and Chief                                 Trinity Biotech plc
Executive Officer                                  Three Rock Road
                                                   Sandyford Industrial Estate
                                                   Dublin 18, Ireland


Denis Burger                    USA                Partner
Non-executive Director                             Sovereign Ventures
                                                   1 Southwest Columbia
                                                   Portland, Oregon  97258


Brendan Farrell                 Irish              President
President and Director                             Trinity Biotech plc
                                                   Three Rock Road
                                                   Sandyford Industrial Estate
                                                   Dublin 18, Ireland


Jonathan O'Connell              Irish              Chief Financial Officer
Chief Financial Officer                            Trinity Biotech plc
and Director                                       Three Rock Road
                                                   Sandyford Industrial Estate
                                                   Dublin 18, Ireland


James Walsh                     Irish              Chief Operating Officer
Chief Operating Officer                            Trinity Biotech plc
and Director                                       Three Rock Road
                                                   Sandyford Industrial Estate
                                                   Dublin 18, Ireland

                                                             Page 12 of 12 Pages


                                   SCHEDULE B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                FLAMBELLE LIMITED




                                   Principal Occupation
                                   and Name and Address     Business Address
Name and Title      Citizenship    of Employer              (if Different)
- --------------      -----------    --------------------     ----------------

Ronan O'Caoimh,     Irish          Director,                same
President and                      Trinity Biotech plc
Director                           Three Rock Road
                                   Sandyford Industrial
                                   Estate
                                   Dublin 16
                                   Republic of Ireland

                                EXHIBIT INDEX

        EXHIBIT NO.                                DESCRIPTION

           99.1                       AGREEMENT RELATING TO SHARES IN
                                      SELFCARE, INC.